
                Supplementary Material for Financial Results for the 6 months ended September 30, 2007 (Consolidated)

                                                                                                                        (U.S. GAAP)
                                                                                                                        -----------
-----------------------------------------------------------------------------------------------------------------------------------
                           FY2007                                                           FY2008
                           --------------------------  -------------------------   FY2007   --------------------------     FY2008
                                                                                   12 mos.                                Prospects
                                    (Note 1)                   (Note 1) (Note 1)   ended           (Note 1)                ending
                           ----------------            ----------------           March 31, ----------------              March 31,
                             1Q        2Q     1st Half   3Q       4Q    2nd Half    2007      1Q       2Q    1st Half       2008
----------------------------------------------------------------------------------------------------------------------   ----------
Vehicle Production
(thousands of units)        2,000     1,957    3,957    2,092    2,131    4,223     8,180    2,090    2,004    4,094
----------------------------------------------------------------------------------------------------------------------
   (Japan) - including
           Daihatsu & Hino  1,231     1,219    2,450    1,319    1,331    2,650     5,100    1,239    1,190    2,429
       [Daihatsu]         [   197 ] [   197 ][   394 ][   208 ][   213 ][   421 ][    815 ][   194 ][   182 ][   376 ]
       [Hino]             [    26 ] [    26 ][    52 ][    22 ][    26 ][    48 ][    100 ][    26 ][    27 ][    53 ]
   -------------------------------------------------------------------- ----------------------------------------------
   (Overseas) - including
           Daihatsu & Hino    769       738    1,507      773      800    1,573     3,080      851      814    1,665
       [Daihatsu]         [     4 ] [     9 ][    13 ][    13 ][    14 ][    27 ][     40 ][    17 ][    17 ][    34 ]
       [Hino]             [    -- ] [    -- ][    -- ][    -- ][    -- ][    -- ][     -- ][    -- ][    -- ][    -- ]
       ---------------------------------------------------------------------------------------------------------------
         North America        314       276      590      286      329      615     1,205      340      306      646
       ...............................................................................................................
             Europe           187       162      349      183      177      360       709      184      157      341
       ...............................................................................................................
              Asia            184       189      373      194      188      382       755      220      237      457
       ...............................................................................................................
         Latin America         37        40       77       37       33       70       147       38       41       79
       ...............................................................................................................
            Oceania            18        33       51       33       33       66       117       35       42       77
       ...............................................................................................................
             Africa            29        38       67       40       40       80       147       34       31       65
----------------------------------------------------------------------------------------------------------------------   ----------
Vehicle Sales               2,091     2,054    4,145    2,155    2,224    4,379     8,524    2,162    2,139    4,301        8,930
(thousands of units)
----------------------------------------------------------------------------------------------------------------------   ----------
   (Japan) - including
           Daihatsu & Hino    543       530    1,073      541      659    1,200     2,273      500      506    1,006        2,240
       [Daihatsu]         [   140 ] [   136 ][   276 ][   132 ][   179 ][   311 ][    587 ][   140 ][   128 ][   268 ]   [    560 ]
       [Hino]             [    11 ] [    17 ][    28 ][    10 ][    13 ][    23 ][     51 ][     9 ][    13 ][    22 ]   [     40 ]
   -------------------------------------------------------------------------------------------------------------------   ----------
   (Overseas) - including
           Daihatsu & Hino  1,548     1,524    3,072    1,614    1,565    3,179     6,251    1,662    1,633    3,295        6,690
       [Daihatsu]         [    38 ] [    47 ][    85 ][    50 ][    49 ][    99 ][    184 ][    52 ][    52 ][   104 ]   [    210 ]
       [Hino]             [    13 ] [    11 ][    24 ][    12 ][    14 ][    26 ][     50 ][    16 ][    15 ][    31 ]   [     70 ]
       ---------------------------------------------------------------------------------------------------------------   ----------
         North America        747       717    1,464      764      714    1,478     2,942      762      735    1,497        2,990
       ...............................................................................................................   ..........
             Europe           308       281      589      306      329      635     1,224      333      302      635        1,270
       ...............................................................................................................   ..........
              Asia            193       189      382      204      203      407       789      222      230      452          910
       ...............................................................................................................   ..........
         Latin America         67        75      142       79       63      142       284       77       82      159          320
       ...............................................................................................................   ..........
            Oceania            64        67      131       68       69      137       268       70       70      140          290
       ...............................................................................................................   ..........
             Africa            66        79      145       84       75      159       304       77       75      152          350
       ...............................................................................................................   ..........
          Middle East         102       114      216      107      110      217       433      120      136      256          560
       ...............................................................................................................   ..........
             Others             1         2        3        2        2        4         7        1        3        4
----------------------------------------------------------------------------------------------------------------------   ----------
Total Retail Unit Sales     2,208     2,252    4,460    2,200    2,345    4,545     9,005    2,365    2,336    4,701
(thousands of units)
----------------------------------------------------------------------------------------------------------------------   ----------
Housing Sales (units)       1,001     1,592    2,593    1,352    1,862    3,214     5,807      853    1,412    2,265
----------------------------------------------------------------------------------------------------------------------   ----------


                Supplementary Material for Financial Results for the 6 months ended September 30, 2007 (Consolidated)

                                                                                                                        (U.S. GAAP)
                                                                                                                        -----------
-----------------------------------------------------------------------------------------------------------------------------------
                           FY2007                                                           FY2008
                           --------------------------  -------------------------   FY2007   --------------------------     FY2008
                                                                                   12 mos.                                Prospects
                                    (Note 1)                   (Note 1) (Note 1)   ended           (Note 1)                ending
                           ----------------            ----------------           March 31, ----------------              March 31,
                             1Q        2Q     1st Half   3Q       4Q    2nd Half    2007      1Q       2Q    1st Half       2008
----------------------------------------------------------------------------------------------------------------------   ----------
Foreign Exchange Rate                                                                                                    as premise:
   Yen to US Dollar Rate      115       116       115      118      119      119       117      121      118      119          115
   -------------------------------------------------------------------------------------------------------------------   ----------
   Yen to Euro Rate           144       148       146      152      156      154       150      163      162      162          159
----------------------------------------------------------------------------------------------------------------------   ----------
Market Share (Japan)                                                                                                   approximately
   Toyota
   (excluding Mini-cars)(%)  46.5      43.0      44.7     47.5     46.2     46.8      45.8     46.1     44.8     45.4          46%
   -------------------------------------------------------------------------------------------------------------------   ----------
   Toyota, Daihatsu and Hino
   (including Mini-cars)(%)  41.8                40.7     42.3                        41.5     42.1              41.7
-----------------------------------------------------------------------------------------------------------------------------------
Number of Employees                           295,992                              299,394                    309,797
                                                                                                              (Note 2)
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales
 (billions of yen)        5,638.1   5,833.7  11,471.8  6,146.5  6,329.7 12,476.2  23,948.0  6,522.6  6,489.6 13,012.2      25,500.0
----------------------------------------------------------------------------------------------------------------------   ----------
   Geographical Segment
   -------------------------------------------------------------------------------------------------------------------
            Japan         3,422.3   3,588.0   7,010.3  3,806.2  3,998.8  7,805.0   14,815.3 3,662.9  3,653.9  7,316.8
     .................................................................................................................
        North America     2,181.6   2,163.0   4,344.6  2,378.1  2,307.0  4,685.1   9,029.7  2,510.9  2,399.0  4,909.9
     .................................................................................................................
            Europe          832.3     850.3   1,682.6    883.7    975.8  1,859.5   3,542.1  1,019.0  1,001.6  2,020.6
     .................................................................................................................
             Asia           484.6     540.1   1,024.7    561.9    639.0  1,200.9   2,225.6    720.1    785.2  1,505.3
     .................................................................................................................
            Others          453.1     515.4     968.5    511.1    443.1    954.2   1,922.7    559.7    569.2  1,128.9
     .................................................................................................................
         Elimination     -1,735.8  -1,823.1  -3,558.9 -1,994.5 -2,034.0 -4,028.5  -7,587.4 -1,950.0 -1,919.3 -3,869.3
   -------------------------------------------------------------------------------------------------------------------
   Business Segment
   -------------------------------------------------------------------------------------------------------------------
          Automotive      5,187.6   5,296.6  10,484.2  5,665.7  5,778.1 11,443.8  21,928.0  6,014.3  5,925.3 11,939.6
     .................................................................................................................
      Financial Services    284.6     314.8     599.4    334.3    366.8    701.1   1,300.5    378.6    406.7    785.3
     .................................................................................................................
          All Other         295.0     347.2     642.2    310.5    371.0    681.5   1,323.7    293.0    321.0    614.0
     .................................................................................................................
         Elimination       -129.1    -124.9    -254.0   -164.0   -186.2   -350.2    -604.2   -163.3   -163.4   -326.7
----------------------------------------------------------------------------------------------------------------------   ----------
Operating Income
 (billions of yen)          512.4     581.0   1,093.4    574.7    570.5  1,145.2   2,238.6    675.4    596.7  1,272.1       2,300.0
   (Operating
    Income Ratio)(%)       (  9.1)  (  10.0)  (   9.5) (   9.4)(    9.0) (   9.2)  (   9.3) (  10.4) (   9.2) (   9.8)      (   9.0)
   -------------------------------------------------------------------------------------------------------------------   ----------
   Geographical Segment
     -----------------------------------------------------------------------------------------------------------------
            Japan           293.0     391.4     684.4    383.5    389.3    772.8    1,457.2   396.6    376.7    773.3
     .................................................................................................................
        North America       140.1     110.4     250.5     99.1    100.0    199.1     449.6    160.2     93.9    254.1
     .................................................................................................................
            Europe           36.5      29.5      66.0     34.8     36.5     71.3     137.3     38.5     29.8     68.3
     .................................................................................................................
             Asia            30.0      31.3      61.3     28.1     28.2     56.3     117.6     49.6     67.1    116.7
     .................................................................................................................
            Others           15.9      20.2      36.1     31.0     16.4     47.4      83.5     38.6     33.1     71.7
     .................................................................................................................
         Elimination         -3.1      -1.8      -4.9     -1.8      0.1     -1.7      -6.6     -8.1     -3.9    -12.0
   -------------------------------------------------------------------------------------------------------------------
   Business Segment
   -------------------------------------------------------------------------------------------------------------------
          Automotive        459.4     532.7     992.1    524.1    522.6  1,046.7   2,038.8    622.1    559.5  1,181.6
     .................................................................................................................
      Financial Services     47.7      32.2      79.9     41.3     37.3     78.6     158.5     48.3     29.5     77.8
     .................................................................................................................
          All Other           5.2      15.8      21.0      8.1     10.5     18.6      39.6      4.1      6.0     10.1
     .................................................................................................................
         Elimination          0.1       0.3       0.4      1.2      0.1      1.3       1.7      0.9      1.7      2.6
----------------------------------------------------------------------------------------------------------------------   ----------
Income before taxes
 (billions of yen)          554.6     611.5   1,166.1    615.9    600.5  1,216.4   2,382.5    739.0    623.2  1,362.2       2,450.0
   (Income before
    taxes Ratio) (%)      (   9.8)  (  10.5)  (  10.2) (  10.0)   ( 9.5)  (  9.7)  (   9.9) (  11.3) (   9.6) (  10.5)     (    9.6)
----------------------------------------------------------------------------------------------------------------------   ----------
Equity in Earnings
of Affiliated Companies
   (billions of yen)         56.2      33.2      89.4     66.1     54.0    120.1     209.5     81.8     63.3    145.1
----------------------------------------------------------------------------------------------------------------------   ----------
Net Income
  (billions of yen)         371.5     405.7     777.2    426.7    440.1    866.8   1,644.0    491.5    450.9    942.4       1,700.0
   (Net Income Ratio) (%) (   6.6)  (   7.0)  (   6.8) (   6.9)  (  7.0)  (  6.9)  (   6.9)  (  7.5)  (  6.9)  (  7.2)     (    6.7)
----------------------------------------------------------------------------------------------------------------------   ----------


                Supplementary Material for Financial Results for the 6 months ended September 30, 2007 (Consolidated)

                                                                                                                        (U.S. GAAP)
                                                                                                                        -----------
-----------------------------------------------------------------------------------------------------------------------------------
                           FY2007                                                           FY2008
                           --------------------------  -------------------------   FY2007   --------------------------     FY2008
                                                                                   12 mos.                                Prospects
                                    (Note 1)                   (Note 1) (Note 1)   ended           (Note 1)                ending
                           ----------------            ----------------           March 31, ----------------              March 31,
                             1Q        2Q     1st Half   3Q       4Q    2nd Half    2007      1Q       2Q    1st Half       2008
----------------------------------------------------------------------------------------------------------------------   ----------
Research & Development
  (billions of yen)         207.9     185.3     393.2    229.0    268.5    497.5     890.7    229.0    217.3    446.3         940.0
----------------------------------------------------------------------------------------------------------------------   ----------
Depreciation
  (billions of yen)         225.9     229.3     455.2    233.2    258.6    491.8     947.0    242.9    260.7    503.6       1,020.0
                                                                                                               (Note 3)
-----------------------------------------------------------------------------------------------------------------------------------
   Geographical Segment
   -------------------------------------------------------------------------------------------------------------------   ----------
            Japan           146.3     148.8     295.1    142.2    155.2    297.4     592.5    144.8    156.3    301.1         630.0
     .................................................................................................................   ..........
        North America        38.4      35.9      74.3     43.9     47.1     91.0     165.3     44.3     46.1     90.4         190.0
     .................................................................................................................   ..........
            Europe           20.0      22.5      42.5     22.2     24.8     47.0      89.5     24.2     26.5     50.7          90.0
     .................................................................................................................   ..........
             Asia            13.2      14.0      27.2     15.5     19.2     34.7      61.9     19.8     20.7     40.5          65.0
     .................................................................................................................   ..........
            Others            8.0       8.1      16.1      9.4     12.3     21.7      37.8      9.8     11.1     20.9         45.0
-----------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures
  (billions of yen)         325.8     346.0     671.8    325.9    484.9    810.8   1,482.6    254.0    371.6    625.6       1,500.0
                                                                                                               (Note 3)
-----------------------------------------------------------------------------------------------------------------------------------
   Geographical Segment
   -------------------------------------------------------------------------------------------------------------------   ----------
            Japan           158.6     183.2     341.8    173.1    300.4    473.5     815.3    135.7    214.9    350.6         800.0
     .................................................................................................................   ..........
        North America        92.2      77.5     169.7     67.9     81.7    149.6     319.3     68.1     91.1    159.2         400.0
     .................................................................................................................   ..........
            Europe           23.1      24.3      47.4     26.3     46.0     72.3     119.7     15.6     26.1     41.7         110.0
     .................................................................................................................   ..........
             Asia            28.3      48.1      76.4     35.9     29.3     65.2     141.6     22.6     22.8     45.4         110.0
     .................................................................................................................   ..........
            Others           23.6      12.9      36.5     22.7     27.5     50.2      86.7     12.0     16.7     28.7          80.0
-----------------------------------------------------------------------------------------------------------------------------------
Total Liquid Assets
  (billions of yen)                           4,023.3                              4,264.0                    4,497.2
                                                                                                               (Note 4)
----------------------------------------------------------------------------------------------------------------------
Free Cash Flow (billions of yen)                522.3                              1,003.4                      291.5
                                                                                                               (Note 5)
----------------------------------------------------------------------------------------------------------------------
Total Assets
  (billions of yen)      28,743.3            30,047.8 31,016.8                    32,574.7 34,184.7          33,890.6
----------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
  (billions of yen)      10,452.9            10,994.5 11,270.7                    11,836.1 12,285.2          12,381.2
----------------------------------------------------------------------------------------------------------------------
Return on Equity (%)         14.1                14.4     15.3                        14.7     16.3              15.6
----------------------------------------------------------------------------------------------------------------------
Return on Asset (%)           5.2                 5.3      5.6                         5.4      5.9               5.7
----------------------------------------------------------------------------------------------------------------------   ----------

----------------------------------------------------------------------------------------------------------------------   ----------
Number of Consolidated Subsidiaries              528                                  522                        525
----------------------------------------------------------------------------------------------------------------------
Number of Affiliates Accounted
for Under the Equity Method                       56                                   56                         56
----------------------------------------------------------------------------------------------------------------------   ----------

================================================================================
   Contributing Factors to Operating Income
                                                  Consolidated    Unconsolidated
FY2008 1st Half (billions of yen, approximately)
--------------------------------------------------------------------------------
Marketing Efforts                                        130.0              30.0
--------------------------------------------------------------------------------
Cost Reduction Efforts                                    50.0              30.0
--------------------------------------------------------------------------------
   From Engineering                                       20.0              20.0
   -----------------------------------------------------------------------------
   From Manufacturing and Logistics                       30.0              10.0
--------------------------------------------------------------------------------
Effects of Changes in Exchange Rates                     150.0             150.0
--------------------------------------------------------------------------------
Increases in Expenses                                   -151.3            -171.3
================================================================================


Cautionary Statement with Respect to Forward-Looking Statements


This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.